Consent of Independent Registered Accounting Firm

The Board of Directors

UQM Technologies, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-2 of UQM Technologies, Inc. of our report dated May 19, 2004, with respect to the consolidated balance sheets of UQM Technologies, Inc. as of March 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows, for each of the years in the three-year period ended March 31, 2004, which report appears in the March 31, 2004, annual report on Form 10-K of UQM Technologies, Inc. and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG LLP

Denver, Colorado

August 19, 2004